iVoice, Inc.
750 Highway 34
Matawan, NJ 07747
November 1, 2011

U.S. Securities and Exchange Commission
Washington, DC 20549

RE:	iVoice, Inc. Schedule 14C Information Statement
Filed with the Commission on June 2, 2011

Dear Sir or Madam:

Pursuant to your recent discussion with our counsel, please be advised that the transaction contemplated between iVoice, Inc. (the “Company”) and Hydra Fuel Cell Corporation (“Hydra”) is not expected to proceed in the form that required shareholder approval of the iVoice, Inc. shareholders.  Therefore, the Company will not be responding to the comments provided to the Company regarding the Schedule 14C Information Statement filed with the Commission on June 2, 2011.  However, the form of the transaction between the Company and Hydra has not been established at this time.  The Company will file a Current Report on Form 8-K as soon as it has any relevant information to report.

Respectfully yours,

Jerome Mahoney